FOR IMMEDIATE RELEASE

NEWS RELEASE

NON-BROKERED PRIVATE PLACEMENT

Vancouver, Canada.

 April 14, 2008

CanAlaska Uranium Ltd. (CVV-TSX.V) (the “Company”) announces a non-brokered private placement of flow-through units, each Unit consisting of one flow-through eligible common share issued at $0.34 plus an additional 1/2 warrant, for gross proceeds of up to $4,000,000.  Each full warrant shall be exercisable into a common share or flow-through eligible common share (at the election of the Investor) within 24 months of issue at an exercise price of $0.50.

The proceeds will be used for the continued exploration of the Company’s uranium exploration projects in Saskatchewan, Alberta and Manitoba.

A finders fee may be payable in conjunction with this flow-through private placement.

The flow-through private placement is subject to regulatory approvals.

About CanAlaska Uranium Ltd. -- www.canalaska.com

CANALASKA URANIUM LTD. (CVV -- TSX.V, CVVUF -- OTCBB, DH7 -- Frankfurt) is undertaking uranium exploration in seventeen 100%-owned and two optioned uranium projects in Canada's Athabasca Basin. Since September 2004, the Company has aggressively acquired one of the largest land positions in the region, comprising over 2,500,000 acres (10,117 sq. km or 3,906 sq. miles). CanAlaska has expended over Cdn$24 million exploring its properties in the Athabasca Basin and has delineated multiple uranium targets. Initial drilling results from the West McArthur Project revealed uranium mineralization and significant zones of hydrothermal alteration, indicative of a favourable environment for uranium deposition. Active drilling and exploration has continued through the Summer, and Fall 2007 seasons at West McArthur and at 2 other significant projects. The Company's high profile in the prominent Athabasca Basin has attracted the attention of major international strategic partners. Among others, Mitsubishi Development Pty., a subsidiary of Japanese conglomerate Mitsubishi Corporation, has undertaken to provide CanAlaska C$11 mil. in exploration funding to earn 50% of the West McArthur Project. In addition, exploration of CanAlaska's Cree East Project has commenced under a C$19 mil. agreement executed with a consortium led by Hanwha Corporation, and comprising Korea Electric Power Corp., Korea Resources Corp. and SK Energy Co, Ltd.

On behalf of the Board of Directors Peter Dasler, M.Sc., P.Geo. President & CEO, CanAlaska Uranium Ltd.	Contact: Emil Fung, Vice President, Corp. Dev. Tel: +1.604.685.1870 Toll Free (N. America):1-800-667-1870 Email: info@canalaska.com

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release: CUSIP# 13708P 10 2. This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

Tel: +1.604.688.3211   Fax: +1.604.688.3217

#1788, 650 West Georgia St., Vancouver, B.C., Canada  V6B 4N7

www.canalaska.com    Email: info@canalaska.com